Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. Receives Final Operating Permit for Santoy 8 Gold
     Project

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     SASKATOON, April 8 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR)
("Claude" or the "Company") is pleased to announce that the Santoy 8 Gold
Project in north eastern Saskatchewan, Canada has received Ministerial
Approval and Operating Permit to advance it from an Exploration Project to a
Production Project. Santoy 8 is a satellite deposit located approximately fourteen kilometres (nine miles) east of the Seabee Mine and mill, is accessible by an all weather road and is connected to provincial power grid.
This accomplishment is considered a major milestone for the Company and its shareholders.
     Neil McMillan, President and CEO stated, "We are extremely pleased to have completed this process. We are very optimistic about the anticipated impact of the Santoy 8 Project on our Seabee Operation and on the Company as a
whole. The Santoy 8 Project is already as large or larger than the Seabee ore body was 18 years ago and we expect to mine from this deposit for many years to come."
     Over the life of mine plan for the Seabee Operation, the Company anticipates the Santoy 8 Project to provide up to 50 percent of the overall feedstock to the Seabee central milling facility. The Company expects the
Santoy 8 Project to be a positive catalyst in improving production and lowering operating costs at the Seabee operation as a whole.
     The Santoy 8 deposit currently contains 40,015 ounces at 7.02 grams per tonne (0.20 ounces per ton) of Reserves, 157,529 ounces at 8.98 grams per tonne (0.26 ounces per ton) in Indicated Resources and 101,955 ounces at 8.10 grams per tonne (0.24 ounces per ton) of Inferred Resources as defined by
National Instrument 43-101 to a depth of 250 metres (820 feet). The Company plans to continue exploring the ore body at depth and along strike during
2010.
     It is expected that pre-production will commence in the second quarter of
2010 and commercial production will be reached by the first quarter of 2011.

     The Santoy 8 Project Geology

     Mineralization in the Santoy region is hosted in siliceous shear zones with sulfide-chlorite-quartz veins and in silicified granitoid sills. Gold mineralization at Santoy 8 extends over a strike length of 900 metres and comprises the Santoy 8 and 8E lenses. True width varies from 1 to greater than
15 metres, with the deposit open along strike and down plunge to the north.
     Please visit www.clauderesources.com for more information on the Santoy 8
Project.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 880,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could",
"will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

     CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

     The resource estimates in this document were prepared in accordance with
National Instrument 43-101, adopted by the Canadian Securities Administrators.
The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the
"SEC"). In this document, we use the terms "measured," "indicated" and
"inferred" resources. Although these terms are recognized and required in
Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into
"reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

     %SEDAR: 00000498E %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Phone: (306)
668-7505, or Philip Ng, P.Eng, Vice President of Mining Operations, Phone:
(306) 668-7505, or Brian Skanderbeg, P.Geo, Vice President of Exploration,
Phone: (306) 668-7505, Email: ir(at)clauderesources.com, Website:
www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 13:48e 08-APR-10